FOR IMMEDIATE RELEASE

COLUMBIA LABORATIES ISSUES CORRECTED FOURTH QUARTER 2009 EARNINGS RELEASE
LIVINGSTON, NJ— March 11, 2010—Columbia Laboratories, Inc. (Nasdaq: CBRX), announced it is issuing a correction to its press release issued earlier today, reporting its financial condition and results of operation for the three months and year ended December 31, 2009.

In the financial table, under the December 31, 2009 Stockholders Deficiency, the accumulated deficit should be 256,979,263 not 56,979,263.

The corrected release, in its entirety, is as follows:
COLUMBIA LABORATORIES REPORTS FOURTH QUARTER AND YEAR END 2009 FINANCIAL RESULTS
Management will host Conference Call at 8:30 AM ET Today
LIVINGSTON, NJ— March 11, 2010—Columbia Laboratories, Inc. (Nasdaq: CBRX) today reported financial results of the three- and twelve-months periods ended December 31, 2009.
Fourth Quarter Highlights
  Net revenues increased 21% to $8.5 million, as compared to $7.1 million for the fourth quarter of 2008.
  Total progesterone sales increased 23% with domestic sales of CRINONE® 8% (progesterone gel) increasing 31% and international sales increasing 24%, partially offset by a decline in sales of PROCHIEVE® 8% (progesterone gel), as compared to the fourth quarter of 2008.
  Net loss of $5.4 million ($0.09 per basic and diluted share) compared to a net loss of $3.5 million ($0.06 per basic and diluted share) in the fourth quarter of 2008.
  Advanced enrollment in the PREGNANT Study and added 11 new study centers to accelerate enrollment in 2010.
  Four presentations of new data supporting the use of CRINONE 8% over other progesterone formulations were given at the annual meeting of the American Society of Reproductive Medicine.
  $10.7 million in net proceeds raised through the sale of common stock and warrants.
  Frank C. Condella, Jr. appointed interim chief executive officer.
2009 Highlights

  Net revenues decreased 11% to $32.2 million, compared to net revenues of $36.2 million in 2008 which included $2.9 million in previously deferred revenue for STRIANT® (testosterone buccal system) licensing fees from Ardana as a results of its bankruptcy.
  Domestic progesterone product net revenues rose 5%, driven by a 14% increase in CRINONE prescriptions, as compared to 2008 levels.
  Net loss of $21.9 million ($0.39 per basic and diluted share) versus a net loss of $14.1 million ($0.27 per basic and diluted share) in 2008, due to the combination of lower revenues and higher operating expenses, including higher costs of the PREGNANT Study.

“In 2009, we effectively executed our strategy to grow CRINONE in the United States.  Unit volumes increased 10%, and total prescriptions were up 14%, despite the harsh economic climate which negatively impacted the substantially patient-paid infertility market,” said Frank C. Condella, Jr., Columbia’s interim chief executive officer.  “Our 2009 revenues were only 3% less than 2008 levels, once adjusted for the one-time recognition of STRIANT licensing fees in 2008, primarily due to foreign pricing pressures.”

“We continued to invest in the PREGNANT study of PROCHIEVE 8% to reduce the risk of preterm birth in women with a short cervix at mid-pregnancy.  With 393 of the planned 450 patients now enrolled and very strong monthly enrollment rates, we remain confident that this study will be fully enrolled in the second quarter of 2010.  We look forward to reporting results shortly after the last infant is born and the analysis of results is completed in late 2010 and, if positive, to filing with the FDA in 2011 for this promising new indication.”

Subsequent Material Events

Watson Agreement
On March 3, 2010, Columbia entered into a definitive agreement to sell substantially all of its progesterone related assets and 11.2 million shares of common stock to Watson Pharmaceuticals, Inc. (NYSE: WPI) for a $47 million upfront payment plus royalties of 10 to 20 percent of annual net sales of certain progesterone products. Additional payments up to $45.5 million can be earned by the successful completion of clinical development milestones in the PREGNANT Study, regulatory filings, receipt of regulatory approvals and product launches.  Watson will fund the development of a second-generation vaginal progesterone product as part of a comprehensive life-cycle management strategy. Watson will also have the right to designate a member of Columbia's Board of Directors.

After the sale of these assets, Columbia’s business will consist of domestic and international royalties and milestone payments, manufacturing revenues from CRINONE and PROCHIEVE, STRIANT sales, and its bioadhesive drug delivery technologies, which include bioadhesive vaginal gel, buccal system and progressive hydration tablet delivery mechanisms.  Expenses related to sales, marketing, and related support functions will be eliminated.  Also, Columbia will retain certain assets and rights to its progesterone business, including all rights necessary to perform its obligations under its agreement with Merck Serono S.A.

The transaction was unanimously approved by Columbia’s Board of Directors.  Its closing is subject to customary conditions, including approval by Columbia’s stockholders. It is expected to close during the second quarter of 2010.

Debt Pre-payment Agreements

On March 3, 2010, Columbia entered into a contingent agreement with PharmaBio Development, an affiliate of Quintiles Transnational Corp., to pre-pay the approximately $16 million balance of the minimum royalty payments on U.S. net sales of STRIANT due in November 2010.

On March 3, 2010, Columbia entered into contingent agreements to pre-pay the $40 million in convertible notes due December 31, 2011.  Note holders will receive their proportional share of the following:
•	$26 million in cash (plus accrued and unpaid interest up to, but excluding, the closing date),
•	Warrants to purchase 7.75 million shares of Columbia's common stock, and,
•	$10 million in shares of Columbia's common stock.
The strike price of the warrants and the pricing of the common shares of $1.35 was determined by taking a 10% premium to the 10-day closing average prior to the announcement of the transaction but no less than 100% of the last closing price prior to the time of signing. The warrants become exercisable 180 days after the closing and expire five years later, unless earlier exercised or terminated.

The closings of the transactions under the note pre-payment agreements are subject to various closing conditions, including stockholder approval and the closing of the Watson transaction. In connection with the contingent note pre-payment agreements, the notes were amended so that the Watson transaction would not trigger the change of control put right in the notes. This amendment expires on August 31, 2010, if the closings do not occur on or prior to that date. The net effect of these contingent agreements is that at the closing of the Watson transaction, Columbia’s debt will be retired.

“We believe this agreement with Watson Pharmaceuticals represents the best interests of the Company and our stockholders.  It offers a fair value for our current infertility business, and places our products with a well-respected pharmaceutical company with a strong presence in and commitment to women's health, and a clear understanding of the importance of product lifecycle management.  It protects holders of our common stock against downside risk while preserving for them the significant upside potential of the preterm birth opportunity.  With stockholder approval of this transaction, Columbia will emerge debt-free with a stronger balance sheet, ongoing royalty revenues and potential milestone revenues, significantly lower operating costs, and a clear path to profitability,” concluded Condella.

Fourth Quarter Financial Results

Net revenues for the fourth quarter of 2009 were $8.5 million compared to $7.1 million for the fourth quarter of 2008.

Total net revenues from Progesterone Products increased 23% to $6.3 million in the fourth quarter of 2009, as compared to $5.2 million in the fourth quarter of 2008.  Net revenues from domestic CRINONE sales increased 31%, and foreign CRINONE net revenues increased 24%, from the fourth quarter of 2008.  Net revenues for PROCHIEVE 8%, which the Company is no longer actively promoting for infertility, were $0.1 million lower than for the same period in 2008.

Net revenues from Other Products, primarily RepHresh®, Replens®, and STRIANT, were $2.1 million in the fourth quarter of 2009, compared to $1.9 million in the fourth quarter of 2008.  Our supply agreement with Lil’ Drug Store Products, Inc., (“LDS”) for RepHresh and Replens expired on October 31, 2009, and Columbia no longer supplies LDS with RepHresh and Replens and expects no further revenues from these products.

Gross profit was $6.0 million in the fourth quarter of 2009, compared to $4.9 million in the fourth quarter of 2008, with gross margins improving to 71% from 69% last year.  The increase is primarily attributable to the improved sales of higher margin Progesterone Products.

Total operating expenses were $9.5 million in the fourth quarter of 2009, compared to $7.3 million in the prior year period. The increase is attributable to the following:
•	Selling and distribution expenses were $3.0 million in the fourth quarter of 2009, up slightly from $2.9 million in 2008.
•	General and administrative costs were $2.9 million in the fourth quarter of 2009, up from $2.0 million in 2008, primarily reflecting higher legal expenses.
•
Research and development costs increased to $2.4 million in the fourth quarter of 2009 from $1.2 million in 2008, reflecting higher clinical trial expenses for the PREGNANT Study due to increased patient enrollments. The Company amortized $1.3 million of the acquisition cost for the U.S. license rights to CRINONE in the fourth quarters of both 2009 and 2008.

Other income and expense aggregated to a net expense of $2.4 million for the fourth quarter of 2009, compared to a net expense of $1.9 million in the fourth quarter of 2008, primarily reflecting higher non-cash interest expense attributable to the amortization of warrant costs related to the extension of the PharmaBio debt.

As a result, the Company reported a net loss of $5.4 million, or $0.09 per basic and diluted share, for the fourth quarter of 2009, as compared to a net loss of $3.5 million, or $0.06 per basic and diluted share, for the fourth quarter of 2008.

Full Year Financial Results

Net revenues for the year ended December 31, 2009, were $32.2 million compared to net revenues of $36.2 million for the year ended December 31, 2008.

Net revenues from Progesterone Products decreased 1% to $23.8 million from $24.1 million in 2008, primarily due to decreased sales of CRINONE outside the U.S and PROCHIEVE® in the U.S.
•
Net revenues from domestic CRINONE sales increased by 10% over 2008.  Total prescriptions for CRINONE were 14% higher in 2009.  These increases were achieved despite a major economic downturn during 2009, impacting patients’ decisions to postpone or forego elective infertility procedures, which are not reimbursed by health insurers in many major markets.

•
CRINONE net revenues from foreign sales were 6% lower than in 2008, which is attributable to lower selling prices due to foreign exchange rates relative to the dollar and price adjustments for government tenders.  Sales volumes for CRINONE for non-U.S. markets were 8% higher than in 2008.

•	PROCHIEVE net revenues in 2009 were $1.6 million, or $0.5 million below net revenues of $2.1 million for the same period last year.

Net revenues from Other Products decreased 31% to $8.4 million from $12.1 million in 2008.  During the third quarter of 2008, the Company recognized $2.9 million of deferred revenue from the cancellation of the Ardana contract for STRIANT due to Ardana’s bankruptcy.  Combined net revenues for RepHresh and Replens under the Lil' Drug Store contract were unchanged from 2008 levels.  That contract ended in October 2009; Columbia no longer supplies LDS with RepHresh and Replens and, excluding some residual volumes in 2010, expects no further revenues from these products.  STRIANT net revenues were lower due to the absence of international sales in 2009 related to Ardana's bankruptcy and a $0.2 million decrease in domestic sales.

Gross profit as a percentage of net revenues was 71% in 2009 compared to 70% in 2008, reflecting the improved product sales mix in 2009.

Total operating expenses were $36.2 million, an 11% increase, compared to $32.6 million in the prior year.
•
Selling and distribution expenses decreased 6% to $12.0 million from $12.7 million in 2008. The decrease primarily reflects the leveling off of marketing expenditures from 2008 levels, when the sales organization was increased by more than 30%, and expenses incurred in generating marketing materials to support CRINONE promotions.

•
General and administration expenses increased 23% to $10.6 million from $8.6 million in 2008, reflecting additional legal fees for patent applications for preterm birth, the Bio-Mimetics litigation, business development activities and severance costs.

•	Research and development costs increased by 38% to $8.6 million from $6.2 million in 2008. The increase is primarily related to the PREGNANT Study.
•	The Company amortized $5.0 million in both 2009 and 2008 for the U.S. rights to CRINONE.

Other income and expense netted $9.1 million in 2009 compared to  $7.7 million in 2008, primarily reflecting higher non-cash amortization of interest costs, warrants and beneficial conversion features associated with the PharmaBio debt and convertible notes.

As a result, the Company reported a net loss of $21.9 million, or $0.39 per basic and diluted share, for 2009, as compared to a net loss of $14.1 million, or $0.27 per basic and diluted share, for 2008.

Cash and Equivalents

As of December 31, 2009, Columbia had cash and cash equivalents of $14.8 million. This compares to cash and cash equivalents of $7.3 million at September 30, 2009, and $12.5 million at December 31, 2008.  On October 28, 2009, the Company raised $10.7 million in net proceeds from the sale of 10,900,000 shares of common stock and warrants to purchase 5,450,000 shares of common stock in a registered direct offering with an exercise price of $1.52.  Cash and cash equivalents should be sufficient to cover projected cash needs for at least the next 12 months.

Conference Call

As previously announced, Columbia Laboratories will hold a conference call to discuss financial results for the fourth quarter and year ended December 31, 2009, as follows:

Date:	Thursday, March 11, 2010
Time:	8:30 AM ET
Dial-in numbers:	(877) 303-9483 (U.S. & Canada) or (760) 666-3584
Live webcast:	www.cbrxir.com, under "Events"

The teleconference replay will be available after the transcript for the conference call is filed with the Securities and Exchange Commission through Thursday, March 18, 2010, at (800) 642-1687 (U.S. & Canada) or (706) 645-9291.  The replay passcode is 59306181.  The archived webcast will be available for one year on the Company’s investor website, www.cbrxir.com, under "Events."

Additional Information about the Proposed Watson Transactions and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Columbia. In connection with stockholder approval of the sale of the assets contemplated by the agreement with Watson Pharmaceuticals, Inc., and certain other matters, Columbia intends to file with the SEC a preliminary proxy statement and a definitive proxy statement and it intends to mail to its security holders a definitive proxy statement and other materials. THE PROXY STATEMENT WILL BE SENT TO COLUMBIA SECURITY HOLDERS AND WILL CONTAIN IMPORTANT INFORMATION ABOUT COLUMBIA, WATSON, THE SALE OF THE ASSETS PURSUANT TO THE AGREEMENT WITH WATSON PHARMACEUTICALS, INC., AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY ARE AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED SALE OF THE ASSETS AND THE OTHER MATTERS DESCRIBED THEREIN. Free copies of the proxy statement and other documents filed with the SEC by Columbia, when they become available, can be obtained through the website maintained by the SEC at www.sec.gov. In addition, free copies of the proxy statement will be available from Columbia by contacting Lawrence A. Gyenes at (973) 486-8860 or lgyenes@columbialabs.com, or on Columbia’s investor relations website at www.cbrxir.com.

Participation in the Solicitation

Columbia and its directors and executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Columbia's stockholders in connection with the proposed transactions described herein. Information regarding the special interests of these directors, executive officers and members of management in the proposed transactions will be included in the proxy statement and other relevant documents filed with the SEC. Additional information regarding Columbia’s directors and executive officers is also included in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed with the SEC on March 16, 2009, and Columbia’s proxy statement, dated April 9, 2009, which was filed with the SEC on April 17, 2009. Columbia’s Form 10-K and proxy statement are available free of charge at the SEC’s website at www.sec.gov and from Columbia by contacting it as described above.

About Columbia Laboratories

Columbia Laboratories, Inc. is a specialty pharmaceutical company focused on developing and commercializing products for the women’s healthcare and endocrinology markets that use its novel bioadhesive drug delivery technology.  Columbia’s United States sales organization markets CRINONE® 8% (progesterone gel) in the United States for progesterone supplementation as part of an Assisted Reproductive Technology treatment for infertile women with progesterone deficiency and STRIANT® (testosterone buccal system) for the treatment of hypogonadism in men.  Columbia's partners market CRINONE 8% and STRIANT to United States and foreign markets.

The Company is conducting, in collaboration with the NIH, the PREGNANT (PROCHIEVE® Extending GestatioN A New Therapy) Study of PROCHIEVE® 8% (progesterone gel) to reduce the risk of preterm birth in women with a cervical length between 1.0 and 2.0 centimeters as measured by transvaginal ultrasound at mid-pregnancy. The primary endpoint of the study is a reduction in the incidence of preterm birth at less than or equal to 32 weeks gestation vs. placebo.

Columbia's press releases and other company information are available at Columbia's website at www.columbialabs.com and its investor relations website at www.cbrxir.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: This communication contains forward-looking statements, which statements are indicated by the words “may,” “will,” “plans,” “believes,” “expects,” “anticipates,” “potential,” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of March 11, 2010, the date on which they were made. Factors that might cause future results to differ include, but are not limited to, the following: approval of the sale of the assets and other matters contemplated by the Purchase and Collaboration Agreement with Watson Pharmaceuticals, Inc., by Columbia's stockholders; the successful marketing of CRINONE and STRIANT in the United States; the successful marketing of CRINONE by Merck Serono; the timely and successful completion of the ongoing Phase III PREGNANT (PROCHIEVE Extending GestatioN A New Therapy) Study of PROCHIEVE 8% to reduce the risk of preterm birth in women with a short cervix in mid-pregnancy; successful development of a next-generation vaginal progesterone product; success in obtaining acceptance and approval of new products and new indications for current products by the United States Food and Drug Administration and international regulatory agencies; the impact of competitive products and pricing; our ability to obtain financing in order to fund our operations and repay our debt as it becomes due; the timely and successful negotiation of partnerships or other transactions; the strength of the United States  dollar relative to international currencies, particularly the euro; competitive economic and regulatory factors in the pharmaceutical and healthcare industry; general economic conditions; and other risks and uncertainties that may be detailed, from time-to-time, in Columbia’s reports filed with the SEC. Completion of the sale of the assets under the Purchase and Collaboration Agreement with Watson Pharmaceuticals, Inc., and the other transactions described above are subject to various conditions to closing, and there can be no assurance those conditions will be satisfied or that such sale or other transactions will be completed on the terms described in the Purchase and Collaboration Agreement or other agreements related thereto or at all.  All forward-looking statements contained herein are neither promises nor guarantees.  Columbia does not undertake any responsibility to revise or update any forward-looking statements contained herein.

CRINONE®, PROCHIEVE® and STRIANT® are registered trademarks of Columbia Laboratories, Inc.

RepHresh® and Replens® are registered trademarks of Lil’ Drug Store Products, Inc.

Contact:

Lawrence A. Gyenes
Senior Vice President, Chief Financial Officer & Treasurer, Columbia Laboratories, Inc.
(973) 486-8860

Seth Lewis
Vice President, The Trout Group LLC
(617) 583-1308

(tables follow)

COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended		Three Months Ended
	December 31		December 31
	(audited)		(unaudited)
	2009	2008	2009	2008

NET REVENUES	$32,196,381	$36,229,114	$8,548,533	$7,051,200

COST OF REVENUES	9,194,538	10,934,615	2,513,609	2,165,119
Gross profit	23,001,843	25,294,499	6,034,924	4,886,081

OPERATING EXPENSES:
Selling and distribution	11,982,229	12,685,618	2,983,052	2,875,923
General and administrative	10,559,298	8,615,381	2,850,784	1,986,732
Research and development	8,579,035	6,206,157	2,373,007	1,154,208
Amortization of licensing right	5,044,728	5,044,728	1,261,182	1,261,182
Total operating expenses	36,165,290	32,551,884	9,468,025	7,278,045

Loss from operations	(13,163,447)	(7,257,385)	(3,433,101)	(2,391,964)

OTHER INCOME (EXPENSE):
Interest income	33,830	299,805	29	50,309
Interest expense	(8,851,253)	(7,882,183)	(2,362,394)	(2,010,670)
Other, net	(243,720)	(100,516)	(18,564)	37,149
Total other income/expense	(9,061,143)	(7,682,894)	(2,380,929)	(1,923,212)

Net loss before taxes	(22,224,590)	(14,940,279)	(5,814,030)	(4,315,176)
State income tax benefits	355,032	863,770	371,962	863,770
Net loss	$(21,869,558)	$(14,076,509)	$(5,442,068)	$(3,451,406)

NET LOSS PER COMMON SHARE
(Basic and diluted)	$(0.39)	$(0.27)	$(0.09)	$(0.06)

WEIGHTED - AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
(Basic and diluted)	56,358,843	52,439,327	62,178,548	53,527,662

COLUMBIA LABORATORIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
	December 31, 2009	December 31, 2008
	(audited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$14,757,615	$12,497,382
Accounts receivable, net	4,262,851	3,562,277
Inventories	2,532,722	2,377,139
Prepaid expenses and other current assets	1,097,525	1,102,525

Total current assets	22,650,713	19,539,323
Property and equipment, net	691,479	821,857
Intangible assets, net	18,770,332	23,815,060
Other assets	1,644,695	1,446,249
TOTAL ASSETS	$43,757,219	$45,622,489

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Current portion of financing agreements	$144,897	$168,034
Accounts payable	3,662,091	2,085,463
Accrued expenses	4,588,088	4,980,643
Total current liabilities	8,395,076	7,234,140
Notes payable - long term note	32,965,863	30,074,966
Deferred revenue	328,367	305,433
Long-term portion of financing agreements	15,234,406	13,126,210
TOTAL LIABILITIES	56,923,712	50,740,749
COMMITMENTS AND CONTINGENCIES
Contingently redeemable series C preferred stock; 600 and 775 shares issued and outstanding in 2009 and 2008, respectively (liquidation preference of $600,000 and $775,000)	600,000	775,000
STOCKHOLDERS’ DEFICIENCY
Preferred stock, $.01 par value; 1,000,000 shares authorized:
Series B convertible preferred stock; 130 shares issued and outstanding (liquidation preference of $13,000)	1	1
Series E convertible preferred stock; 59,000 shares issued and outstanding (liquidation preference of $5,900,000)	590	590
Common stock, $.01 par value; 100,000,000 shares authorized; 65,761,986 and 54,007,579 shares issued	657,619	540,076
Capital in excess of par value	242,637,646	228,686,942
Less cost of 131,935 and 63,644 treasury shares	(280,813)	(189,229)
Accumulated deficit	(256,979,263)	(235,109,705)
Accumulated other comprehensive income	197,727	178,065
TOTAL STOCKHOLDERS' DEFICIENCY	(13,766,493)	(5,893,260)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$43,757,219	$45,622,489